UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                                Gevity HR, Inc.
                    (formerly known as Staff Leasing, Inc.)
                          ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         -----------------------------
                         (Title of Class of Securities)

                                  852381 10 2
                                 --------------
                                 (CUSIP Number)

                               September 8, 2003
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]Rule 13d-1(b)

[X]Rule 13d-1(c)

[ ]Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                                Page 1 of 6 Pages

CUSIP No. 852381 10 2                 13G                      Page 2 of 6 Pages
--------------------------------------------------------------------------------

1)  NAMES OF REPORTING PERSONS                                  Charles S. Craig

    IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION                           United States

--------------------------------------------------------------------------------
  NUMBER OF        5) SOLE VOTING POWER                                  150,762
   SHARES          -------------------------------------------------------------
BENEFICIALLY       6) SHARED VOTING POWER                                 49,814
  OWNED BY         -------------------------------------------------------------
    EACH           7) SOLE DISPOSITIVE POWER                             150,762
 REPORTING         -------------------------------------------------------------
PERSON WITH        8) SHARED DISPOSITIVE POWER                            49,814
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED                                  200,576
    BY EACH REPORTING PERSON

--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    1.0%*

*Based on an aggregate of 19,322,440 shares of Common Stock, par value $.01 per share, issued and outstanding as reported by the issuer in its most recent annual report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2004.
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON                                                  IN

--------------------------------------------------------------------------------


                                Page 2 of 6 Pages

CUSIP No. 852381 10 2                 13G                      Page 3 of 6 Pages
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:
    Gevity HR, Inc. (formerly known as Staff Leasing, Inc.)
--------------------------------------------------------------------------------
Item 1(b).   Address of Issuer's Principal Executive Offices:

             600 301 Boulevard West
             Suite 202
             Bradenton, FL 34205

--------------------------------------------------------------------------------
Item 2(a).   Name of Person Filing:

             Charles S. Craig
--------------------------------------------------------------------------------
Item 2(b).   Address of Principal Business Office or, if None,
             Residence:

             The principal business office address of the reporting person is as follows:

             Craig Capital Corporation
             Two Soundview Drive
             Greenwich, CT 06830

--------------------------------------------------------------------------------
Item 2(c).   Citizenship:

             The citizenship of the reporting person is as follows:

             United States
-------------------------------------------------------------------------------
Item 2(d).   Title of Class of Securities:

             Common Stock, $.01 par value
-------------------------------------------------------------------------------
Item 2(e).   CUSIP Number:

             852381 10 2
-------------------------------------------------------------------------------


                                Page 3 of 6 Pages

CUSIP No. 852381 10 2                 13G                      Page 4 of 6 Pages
--------------------------------------------------------------------------------
Item 3.      If this statement is filed pursuant to Rules 13d-
             1(b), or 13d-2(b) or (c), check whether the person filing is a:

             Not Applicable.
--------------------------------------------------------------------------------
Item 4.      Ownership.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:                                      200,576*

    *Charles S. Craig owns 11,771 Common Shares. The C.S. Craig Family Limited Partnership owns 49,815 Common Shares. The sole general partner of the partnership is Craig Family Holdings, LLC, of which Mr. Craig is the sole member. Each of two trusts for the benefit of his two minor children owns 24,907 Common Shares (aggregate of 49,814 Common Shares). Mr. Craig is one of two trustees of the trusts; the trustees share voting and dispositive power over the Shares held by the trusts. Mr. Craig has the right to acquire 89,176 Common Shares through currently exercisable employee stock options.

    (b) Percent of class:                                                   1.0%

    (c) Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote

                            150,762 (See Item 4(a))

        (ii) Shared power to vote or to direct the vote

                             49,814 (See Item 4(a))

        (iii) Sole power to dispose or to direct the disposition of

                            150,762 (See Item 4(a))

        (iv) Shared power to dispose or to direct the disposition of

                             49,814 (See Item 4(a))
--------------------------------------------------------------------------------


                                Page 4 of 6 Pages

CUSIP No. 852381 10 2                 13G                      Page 5 of 6 Pages
--------------------------------------------------------------------------------

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact
             that as of the date hereof the reporting person has
             ceased to be the beneficial owner of more than five
             percent of the class of securities, check the
             following [X].
--------------------------------------------------------------------------------
Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person.

             Not Applicable.
--------------------------------------------------------------------------------
Item 7.      Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on by the
             Parent Holding Company.

             Not Applicable.
--------------------------------------------------------------------------------
Item 8.      Identification and Classification of Members of the
             Group.

             Not Applicable.
--------------------------------------------------------------------------------
Item 9.      Notice of Dissolution of Group.

             Not Applicable.
--------------------------------------------------------------------------------
Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
--------------------------------------------------------------------------------


                                Page 5 of 6 Pages

CUSIP No. 852381 10 2                 13G                      Page 6 of 6 Pages
--------------------------------------------------------------------------------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2004

                                                /s/ Charles S. Craig
                                                    -----------------------
                                                    Charles S. Craig


                                Page 6 of 6 Pages